SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Online Processing, Inc.
                             -----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   68274Y 10 1
                                   -----------
                                 (CUSIP Number)


                                  Roger Henley
                          CFS, 1295 South Lewis Street
                            Anaheim, California 92805
                                 (714) 491-7924
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 28, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

                            CUSIP Number 68274Y 10 1
                                         -----------
________________________________________________________________________________
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(1)  Name of Reporting Persons: Patrick Shane
     S.S. or I.R.S. Identification Nos. of above persons:
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) X
     (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)  00
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization: [Florida]

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

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Number of Shares           (7)  Sole Voting Power: 13.8%
Beneficially Owned
By Each Reporting          (8)  Shared Voting Power: 0
Person With
                           (9)  Sole Dispositive Power: 13.8%

                          (10)  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,736,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 13.8%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer.
----------------------------

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Online Processing, Inc. ("Online or the "Company"), a Nevada corporation.

The Company's principal offices are located at business at 1295 South Lewis Street, Anaheim, Ca 92805.


Item 2. Identity and Background.
--------------------------------

Patrick Shane works for JS Capital, LLC., a consulting firm, with its principal place of business located at 65 Shrewbury Road, Livingston, New Jersey 07039. Mr. Shane works closely with Mr. Shapiro in connection with JS Capital LLC, which is owned by Mr. Shapiro. Messrs. Shapiro and Shane each beneficially own 1,736,000 shares (13.8%). Mr. Shapiro and Mr. Shane disclaim beneficial and/or voting control over the others shares.

During the past five years, Mr. Shane has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Shane has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

Mr. Shane is a citizen of the United States


Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

Pursuant to a February 28, 2003 Share Exchange Agreement, Mr. Shapiro and Mr. Shane, along with other shareholders of Communication Field Services, Inc. ("CFS"), exchanged all of their shares in CFS for 10,800,000 shares of the Company. As a result of the Share Exchange, CFS became a wholly owned subsidiary of the Company.


Item 4. Purpose of Transaction
------------------------------

On February 28, 2003, the Company and CFS entered into a Share Exchange Agreement, wherein the shareholders of Communication Field Services acquired 10,800,000 shares of the Company's common stock through an exchange of all of the issued and outstanding shares of CFS. As a result of the Share Exchange, CFS became a wholly owned subsidiary of the Company.

Pursuant to the Share Exchange Terri Wonderly resigned from her positions as a director and President of the Company. . Prior to her resignation, Ms. Wonderly appointed Peter Bowthorpe and Richard Henley to serve as directors of the Company. Following the Share Exchange, Mr. Bowthorpe is the Company's Chairman of the Board, which has officer duties, and Mr. Henley is the Company's President.


Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Patrick Shane controls 1,736,000 of the 12,600,000 of the outstanding shares of the Company.

     (b) The shares held by Mr. Shane shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.

     (c) No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a
          Schedule 3(D).

     (d) No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e)  n/a


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

The Company and each of the former CFS shareholders entered into Option Agreements, Stock Pledge Agreements, and related Escrow Agreements, pursuant to which (a) "call" options were granted by Ms. Wonderly to two former CFS shareholders to purchase an aggregate of 410,000 of the Company's Common Stock from Ms. Wonderly for a period of one year from the date of the share exchange at a purchase price of $0.61 per share, none of the proceeds of which shall be payable to the Company. In the event that these options are not exercised Ms. Wonderly has been granted an option to "put" to the Company (compel it to buy) such shares, or any portion of which that were not purchased pursuant to the options Ms. Wonderly at the same purchase price of $0.61 per share. In the event that all 410,000 such shares are not purchased from Ms. Wonderly in accordance with the call options, the put option, or both, the former CFS shareholders shall have forfeited all of their shares acquired in Online to Terri Wonderly and the Company shall divest itself of all of the shares it owns in CFS. In such event, the Common Stock of CFS shall be distributed back to the same shareholders of CFS, or their successors in interest, in proportion to their original holdings exchanged for shares of the Company under the Agreement.


Item 7. Material to Be Filed as Exhibits.
-----------------------------------------

The February 28, 2003, Share Exchange Agreement and Exhibits.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2003
       --------------------------------

Signature: /s/ Patrick Shane
           ----------------------------

Name/Title:  Patrick Shane
             --------------------------